05043617

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SEC MAIL PROCESSING SECTION RECEIVED NOV 0 1 2005 WASH, D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2004 (MM/DD/YY) AND ENDING August 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beerbaum & Beerbaum Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5881 Roblar Road

(No. and Street)

Petaluma (City) California (State) 94942 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hans N. Beerbaum (707) 664-8535

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED NOV 16 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hans N. Beerbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beerbaum & Beerbaum Financial & Insurance Services, Inc., as of August 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

State of California
County of Sonoma
Subscribed and sworn (or affirmed) to before me this 27 day of October, 2005

[signature]
Signature

Pres.
Title

[signature]
Notary Public

KENNETH S. JACOBS
COMM. #1470913
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
MY COMM. EXPIRES MARCH 12, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beerbaum & Beerbaum Financial and Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended August 31, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Beerbaum & Beerbaum Financial and Insurance Services, Inc.

I have audited the accompanying statement of financial condition of Beerbaum & Beerbaum Financial and Insurance Services, Inc. as of August 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beerbaum & Beerbaum Financial and Insurance Services, Inc. as of August 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
September 27, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Financial Condition
August 31, 2005

Assets

Cash and cash equivalents	$	268
Furniture and equipment, net		12,031
Receivable from officer, unsecured		2,000
Cash surrender value of life insurance		110,479
Total assets	$	124,778

Liabilities & Stockholders' Equity

Liabilities

Account payable and accrued expense	$	3,535
Bank line of credit		64,786
Pension payable		9,410
Life insurance payable		7,624
Total liabilities		85,355
Stockholders' equity		
Common stock, $0.50 par value; 10,000 shares authorized; 1,000 issued and outstanding		500
Additional paid-in capital		18,051
Retained earnings		20,872
Total stockholders' equity		39,423
Total liabilities & stockholders' equity	$	124,778

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Operations
For the Year Ended August 31, 2005

Revenues	
Commissions	$ 164,006
Translation income	11,386
Gains (losses) on cash surrender value of life insurance	10,281
Interest and dividends	2,130
Other income	410
Total revenue	188,213
Expenses	
Employee compensation and benefits	94,814
Commissions	74,138
Communications	1,639
Interest	3,547
Occupancy and equipment rental	1,433
Taxes, other than income	12,794
Other expenses	39,141
Total expenses	227,506
Income before income tax provision	(39,293)
Total income tax provision	800
Net income (loss)	$ (40,093)

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended August 31, 2005

	Common Stock	Additional Paid–In Capital	Retained Earnings	Total
Balance, at August 31, 2004	$ 500	$ 18,051	$ 60,965	$ 79,516
Net income (loss)	–	–	(40,093)	(40,093)
Balance, at August 31, 2005	$ 500	$ 18,051	$ 20,872	$ 39,423

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Changes in Cash Flows
For the Year Ended August 31, 2005

Cash flow from operating activities		
Net income (loss)		$ (40,093)
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 2,619	
(Increase) decrease in:		
Receivable from officer, unsecured	(2,000)	
Cash surrender value of life insurance	(9,224)	
(Decrease) increase in:		
Accounts payable and accrued expenses	2,136	
Pension payable	1,197	
Total adjustments		(5,272)
Net cash and cash equivalents provided by (used in) operating activities		(45,365)
Cash flows from investing activities		
Purchase of automobile	(1,000)	
Net cash and cash equivalents provided by (used in) investing activities		(1,000)
Cash flows from financing activities		
Loan collected from related party	10,925	
Proceeds from issuance of bank line of credit	36,879	
Repayment of loan from life insurance	(1,509)	
Net cash and cash equivalents provide by (used in) financing activities		46,295
Net increase (decrease) in cash and cash equivalents		(70)
Cash and cash equivalents at the beginning of the year		338
Cash and cash equivalents at the end of the year		$ 268

Supplemental disclosure of cash flow information

Cash paid during the period ended August 31, 2005	
Income taxes	$ –
Interest	$ –

Non-cash transaction:
On August 31, 2005, the Company acquired an automobile valued at $10,228. Of this amount, $9,228 was financed through an issuance of the company's bank line of credit. (See Note 2)

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Beerbaum & Beerbaum Financial and Insurance Services, Inc. (the "Company") was formed as a California Corporation in September of 1983. As a broker/dealer in the securities industry the Company sells mutual funds, variable annuities and insurances. The Company is a member of the National Association of Securities Dealers Regulation ("NASDR"), and the Securities Investors Protection Corporation ("SIPC").

The Company also performs non-securities related business to a very limited number of customers, translating Russian science journal to English. This income is referred to as translation income. The Company earned approximately 5% of its total revenue from non-securities based translation income.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: PROPERTY AND EQUIPMENT, NET

The furniture, and equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & fixtures	$ 2,950	7
Equipment	40,932	5
Automobile	10,228	5
Subtotal	54,110	
Less accumulated depreciation	(42,079)	
Property and equipment, net	$ 12,031	

Depreciation expense for the year ended August 31, 2005 was $2,619.

On August 31, 2005, the Company acquired a vehicle valued at $10,228. Of this amount, $9,228 was financed through an issuance of the Company's bank line of credit.

Note 3: CASH SURRENDER VALUE OF LIFE INSURANCE

The Company carries several life insurance policies on its books. These policies are owned by the Company, with the Company listed as the beneficiary. These policies are carried at their cash surrender value, with resulting gains and losses included in revenues. The face value of the life insurance policies at August 31, 2005, was $712,002, covering the officers and key personnel.

At August 31, 2005 the cash surrender value of the life insurance policies was $110,479.

At August 31, 2005 there was also a loan from one of the life insurance policies of $7,624. The cash surrender value of $47,393, on that policy, serves as collateral for the loan.

Note 4: INCOME TAXES

The income tax provision for the year ended August 31, 2005 consists of the California Franchise Tax Board tax of $800.

The Company has available at August 31, 2005, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $6,014, that expires in the year 2025. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: PENSION PLAN

The Company maintains an employee profit sharing plan. The contributions are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 15%. For the year ended August 31, 2005 the Company contributed $11,910 to the plan.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 7: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2005, the Company had net capital of $25,392, which was $19,702 in excess of its required net capital of $5,690; and the Company's ratio of aggregate indebtedness ($85,355) to net capital was 3.36 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $7,857 material difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 17,535
Adjustments:		
Non allowable assets	$ 2,364	
Retained earnings	5,493	
Total adjustments		7,857
Net capital per audited statements		$ 25,392

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of August 31, 2005

Computation of net capital

Stockholders' equity		
Common stock	$ 500	
Additional paid-in capital	18,051	
Retained earnings	20,872	
Total stockholders' equity		$ 39,423
Less: Non allowable assets:		
Furniture and equipment, net	(12,031)	
Receivable from officer, secured	(2,000)	
Net adjustments to capital		(14,031)
Net Capital		25,392
Computation of net capital requirements		
Minimum net capital requirements.		
6 2/3 percent of net aggregate indebtedness	$ 5,690	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,690
Excess net capital		$ 19,702
Percentage of aggregate indebtedness to net capital	3.36:1	

There was a difference of $7,857 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2005 (See Note 8).

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of August 31, 2005

A computation of reserve requirement is not applicable to Beerbaum & Beerbaum Financial and Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of August 31, 2005

Information relating to possession or control requirements is not applicable to Beerbaum & Beerbaum Financial and Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended August 31, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Stockholder of
Beerbaum & Beerbaum Financial and Insurance Services, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Beerbaum & Beerbaum Financial and Insurance Services, Inc. for the year ended August 31, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Beerbaum & Beerbaum Financial and Insurance Services, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
September 27, 2005